SEC FILE NUMBER
001-10762
CUSIP NUMBER
41754V103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Harvest Natural Resources, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1177 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77077

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the financial statements of Harvest Natural Resources, Inc. (“we”, “our” or the “Company”) for the fiscal year ended December 31, 2015, and following discussions with the chairman of our audit committee, our board of directors and our auditors, management concluded that the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period (on or before March 15, 2016) without unreasonable effort or expense.

The Form 10-K could not be filed within the prescribed time period because we need additional time to compile support for our impairment analysis of our investment in Petrodelta, S.A. (“Petrodelta”) and our 66.667% ownership interest in the Dussafu Production Sharing Contract offshore of the Republic of Gabon (the “Dussafu PSC”), and consequently to provide such support to our auditors so that they can complete their audit of the financial statements to be included in the Form 10-K. Management and the audit committee of our board of directors are actively working to compile support for the impairment analysis. However, the foregoing issues have caused the Company to be unable to compile all information necessary to prepare and file the Form 10-K within the prescribed period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Haynes	281	899-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our results of operations for the year ended December 31, 2015 will reflect a smaller net loss attributable to Harvest compared to the $193.5 million net loss attributable to Harvest for the year ended December 31, 2014. We are presently unable to make a reasonable estimate of the quantity of the anticipated change, however.

The net loss for the year ended December 31, 2014 included $355.7 million and $50.3 million impairment charges relating to our investment in Petrodelta and our ownership interest in the Dussafu PSC, respectively. For the year ended December 31, 2015, management believes that we will further impair our investment in Petrodelta and our ownership interest in the Dussafu PSC, but we are presently unable to quantify the magnitude of such impairments, if recognized. Any such impairments would be recorded as expenses in our financial statements to be included in the Form 10-K and could significantly impact our results of operations. Finally, due to our liquidity position, our auditors have informed us that their opinion will include a going concern qualification.

Forward-Looking Statements

The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, statements relating to anticipated impairments of our investment in Petrodelta and our ownership interest in the Dussafu PSC, the timing and outcome of the completion of the audit of our financial statements for the year ended December 31, 2015, the timing of the filing of the Form 10-K and changes to the Company’s results of operations for the year ended December 31, 2015 as compared to December 31, 2014. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the audit of the Company’s financial statements for the year ended December 31, 2015, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Harvest Natural Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2016	By:	/s/ Stephen C. Haynes
Stephen C. Haynes
Vice President – Finance,
Chief Financial Officer and Treasurer